BigBear.ai Holdings, Inc.

6811 Benjamin Franklin Drive, Suite 200

Columbia, Maryland 21046

April 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Re:	BigBear.ai Holdings, Inc.
Registration Statement on Form S-3
Filed March 28, 2024
File No. 333-278325

Ladies and Gentlemen:

BigBear.ai Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-278325, to 5:00 p.m., Eastern Time, on Monday April 29, 2024, or as soon thereafter as practicable.

Please contact Alexander M. Schwartz of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2578 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Sean Ricker
Sean Ricker Chief Accounting Officer